PROXY VOTING AND CORPORATE ACTIONS POLICY

Background

The Firm, as a matter of policy and as a fiduciary to its investors, has the responsibility for voting proxies for portfolio securities consistent with the best economic interests of its investors. The Firm maintains written policies and procedures as to the handling, voting and reporting of proxy voting and makes appropriate disclosures about the Firm’s proxy policies and practices. The policy includes the responsibility to monitor and respond to voluntary corporate actions, receive and vote proxies and disclose any potential conflicts of interest.

Investment advisers and those which exercise voting authority with respect to Fund securities are required to: (a) adopt and implement written policies and procedures that are reasonably designed to ensure that Fund securities are voted in the best interests of the Fund, which must include how an adviser addresses material conflicts that may arise between an adviser's interests and those of its investors; (b) to disclose to investors how they may obtain information from the adviser with respect to the voting of proxies; (c) to describe to investors its proxy voting policies and procedures and, upon request, furnish a copy to its investors; and (d) maintain certain records relating to the adviser's proxy voting activities when the adviser has proxy voting authority.

Policy

The Firm has adopted the following policies and procedures which have been designed to ensure that the Firm complies with the requirements of Rule 206(4)-6 under the Advisers Act (the “Proxy Rule”), and to reflect the Firm’s commitment to vote all Fund securities in a manner consistent with the best interest of the Funds and its investors.

The CCO has the responsibility for the implementation and monitoring of the proxy voting policy, practices, disclosures, and recordkeeping, including outlining voting guidelines in the procedures. The Firm is required to send a description of the proxy voting policies and procedures within three business days of receipt of a request by an investor.

Conflicts of Interest

The Adviser will review all proxies for conflicts of interest as part of the overall vote review process. In the case where a potential conflict of interest may exist, prior to exercising its voting authority, senior management, the CCO and outside counsel, as appropriate, would review the relevant facts and determine whether or not a material conflict of interest may arise due to business, personal or family relationships of the Firm, its owners, its employees or its affiliates, with persons having an interest in the outcome of the vote.

Where a proxy raises a material conflict between the Adviser’s interests and a Client’s interest, including a mutual fund client, the Adviser will resolve such conflict in the manner described below:

1.	Vote in Accordance with the Guidelines. To the extent that the Adviser has little or no discretion to deviate from the Guidelines with respect to the proposal in question, the Adviser shall vote in accordance with such pre-determined voting policy.

2.	Obtain Consent of Clients. To the extent that the Adviser has discretion to deviate from the Guidelines with respect to such proxy proposal, the Adviser will disclose the conflict to the relevant Client(s) and obtain their consent to the proposed vote prior to voting the securities. The disclosure to the Client will include sufficient detail regarding the matter to be voted on and the nature of the conflict so that the Client is able to make an informed decision regarding the vote. If a Client does not respond to such conflict disclosure request or denies the request, the Adviser will abstain from voting the securities held by that Client’s account.
3.	Client Directive to Use an Independent Third Party. Alternatively, a Client may, in writing, specifically direct the Adviser to forward all proxy matters in which the Adviser has a conflict of interest regarding the client’s securities to an identified independent third party for review and recommendation. Where such independent third party’s recommendations are received on a timely basis, the Adviser will vote all such proxies in accordance with such third party’s recommendation. If the third party’s recommendations are not received in a timely manner, the Adviser will abstain from voting the securities held by that Client’s account.

Voting Proxies and Corporate Actions for Client Accounts

Unless a Client specifically reserves the right, in writing, to vote its own proxies or to take shareholder action with respect to other corporate actions requiring shareholder actions, the Adviser will vote all proxies and act on all corporate actions in a timely manner as part of its full discretionary authority over Client assets in accordance with these policies and procedures and the Proxy Voting Policies and Procedures (See Appendix D – Proxy Voting Policy).

When voting proxies or acting with respect to corporate actions on behalf of Client Accounts, the Adviser’s utmost concern is that all decisions are made solely in the best interests of the Clients. The Adviser will act in a prudent and diligent manner intended to enhance the economic value of the assets in the Clients’ Account.

The Adviser is ultimately responsible for ensuring that all proxies received are voted in a timely manner and in a manner consistent with the Adviser’s determination of the Client’s best interests.

The Adviser is also responsible for ensuring that all corporate action notices or requests which require shareholder action that are received are addressed in a timely manner and consistent action is taken across all similarly situated Client Accounts.

Recordkeeping

The Firm will maintain records of all proxy votes or votes regarding any other corporate actions reflecting the following information, for a period of at least five (5) years.

•            Proxy statements received;

•            Records of votes cast;

•            Any documents that were material to making a proxy voting decision; and

•            Records of client request for voting information and any written response.